Exhibit 99.1
Province of Manitoba
2010/11 Quarterly Financial Report
April to June 2010
CONTENTS
Introduction
Quarterly Financial Results
Economic Performance and Outlook
INTRODUCTION
Budget 2010 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board and fully reflects Generally Accepted Accounting Principles (GAAP). A summary budget presents a more complete picture of how the provincial government and the other related entities operate as a whole and what the total cost is of providing services and programs to people in Manitoba.
The financial information in this quarterly financial report is presented in the same format as the budget. The first quarter financial report presents information on the GRE for the three months ending June 30, 2010. The report also contains an economic performance and outlook. Consistent with prior years, an updated projection for the year end will be provided in the second quarter report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2010
GOVERNMENT REPORTING ENTITY (GRE)
Budget 2010 introduced a five-year plan to position the province for the global economic recovery and return the province to surplus. The economic recovery plan projected a first year shortfall in 2010/11 of $545 million for the GRE. The impact of the economic downturn on front-line services, including health care, education, policing and supports for families, and the timing of federal stimulus projects continues to be monitored. Severe spring and summer flooding and forest fire suppression in northern Manitoba have increased costs and a Special Warrant is being issued to provide for these unbudgeted emergency expenditures. More complete information on expenditure and revenue projections which will provide the basis for a revised year end result will be available for the second quarter report.
Projection of Summary Net Income/(Loss)
For the Fiscal Year Ending March 31, 2011
UNAUDITED

	2010/11 Budget
		Consolidation
	Core	Impacts and Other
(Millions of Dollars)	Government	Reporting Entities	Summary

Revenue	10,218	2,502	12,720

Expenditure	10,755	2,510	13,265

Net Result for the Year	(537)	(8)	(545)

Transfer from/(to) Fiscal Stabilization Account	38	(38)	—

Net Income/(Loss)	(499)	(46)	(545)

PROVINCE OF MANITOBA	APRIL TO JUNE 2010
QUARTERLY FINANCIAL RESULTS
The unaudited net result of expenditure exceeding revenue for the first three months of the fiscal year is $(218) million, $146 million lower than estimated. The variance is the net result of revenue being $66 million higher than anticipated and expenditure being $80 million lower than estimated.
The three-month revenue variance is mainly due to the net income of Government Business Enterprises being higher than estimated as the result of the timing of receipts and expenditures. Partially offsetting the increase is lower than estimated federal transfers due to the timing of cost-shared projects in core government. The three-month expenditure variance primarily results from timing of core government expenditures.
Government Reporting Entity Operating Statement
UNAUDITED

	Year-to-Date to June 30
	2010/11			2009/10
($000s)	Actual	Estimated	Variance	Actual
Revenue
Income Taxes	668,199	668,185	14	656,914
Other Taxes	623,638	620,913	2,725	458,873
Fees and Other Revenue	417,371	414,423	2,948	404,646
Federal Transfers	955,826	971,891	(16,065)	995,353
Net Income of Government Business Enterprises	180,128	106,739	73,389	110,093
Sinking Funds and Other Earnings	57,111	54,138	2,973	66,109

Total Revenue	2,902,273	2,836,289	65,984	2,691,988

Expenditure
Health and Healthy Living	1,252,746	1,267,826	(15,080)	1,202,774
Education	930,981	972,526	(41,545)	730,532
Family Services and Consumer Affairs	325,066	322,347	2,719	322,661
Community, Economic and Resource Development	273,932	300,845	(26,913)	249,784
Justice and Other Expenditures	174,119	176,273	(2,154)	191,728
Year-end Lapse	—	—	—	—
Debt Servicing Costs	163,754	160,635	3,119	172,548

Total Expenditure	3,120,598	3,200,452	(79,854)	2,870,027

Net Income/(Loss)	(218,325)	(364,163)	145,838	(178,039)

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10.

PROVINCE OF MANITOBA	APRIL TO JUNE 2010
Infrastructure and Capital Asset Renewal
Planned expenditures for Infrastructure and Capital Asset Renewal in 2010/11 are budgeted to be $1,798 million, supported by $151 million in federal infrastructure renewal funding.
Based on principles of sound financial management, Manitoba has been able to increase the assets of the province while maintaining a manageable level of debt. Budget 2010 provides the resources for upgrading Manitoba’s roads and highways, wastewater treatment plants, health facilities across the province, building and restoring much needed social housing and modernizing our post-secondary institutions.
As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets — like the Red River Floodway, highway infrastructure and economic stimulus investments — are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure projects to create jobs and stimulate the economy, an increase in the net debt to GDP ratio to 26.8% was forecast in Budget 2010.
Core government capital investment details are provided in Appendix III on page 11.
SPECIAL ACCOUNTS
Fiscal Stabilization
The budgeted draw for 2010/11 includes funds advanced by the Government of Canada in previous years for health programming of $25 million and $8 million for requirements related to ecoTrust funds. The balance of the draw reflects the anticipated debt repayment and incremental debt servicing costs for 2010/11. Manitoba’s Five-Year Economic Plan includes using an estimated $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls during the economic recovery period.
Debt Retirement
The account has been collapsed in 2010/11 and the entire balance of $145 million has been utilized as part of the five-year plan to repay general purpose debt.
Pension Assets
The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.
The fund balance is projected to increase in 2010/11 as a result of the government’s plan to continue addressing the unfunded liability for the Civil Service Superannuation Fund and net investment earnings.
Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur but are recognized over the employee average remaining service life (EARSL).

PROVINCE OF MANITOBA	APRIL TO JUNE 2010
PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
Manitoba’s borrowing requirement identified in the 2010 Budget was $3.4 billion including refinancing of $1.3 billion and new cash requirements of $2.4 billion, offset by a repayment of $338 million. New cash requirements are required for general Government purposes, capital investments by departments, Manitoba Hydro and for the funding of the unfunded pension liability for the Civil Service Superannuation Plan. Estimated repayments are primarily for general purpose borrowings.
The total outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations.
While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year end forecast remains unchanged from that stated in the budget, as shown in the table on the following page.
An updated forecast for 2010/11 with comparative data for 2009/10 actual results will be provided in the second quarter financial report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2010
Provincial Borrowings, Guarantees and Obligations

	2010/11 Budget
	$ millions	$ Per Capita*
Provincial Borrowings, Guarantees and Obligations
General Government Programs	7,093	5,754
General Government Programs — Pensions[1]	2,355	1,910
Manitoba Hydro	8,574	6,955
Other Crown Organizations	1,587	1,287
Health Facilities	1,182	959
Government Enterprises and Other[2]	58	47
Capital Investments	2,571	2,086

Subtotal[3]	23,420	18,998

Other Obligations
Pension Liability	6,565
Pension Asset Fund	(4,777)

Net Pension Liability	1,788
Debt incurred for and repayable by the Manitoba Hydro Electric Board and Manitoba Lotteries Corporation	(8,564)
Education and Health Debt held by Government Enterprises	466
Other Debt of Crown Organizations	397

Subtotal	(5,913)

Total Provincial Borrowings, Guarantees and Obligations	17,507

Adjustments to arrive at Summary Net Debt
Guarantees	(170)
Net Financial Assets	(3,342)

Summary Net Debt	13,995	11,339

Summary Net Debt as a percentage of GDP	26.8%
Notes: Provincial Borrowings, Guarantees and Obligations

1.	In 2010/11, the Government plans to allocate an additional $180 million to address pension obligations for the civil service.

2.	Includes amounts owed relating to federal accounting errors in prior years. See Note 10, page 95 of the 2008/09 Public Accounts for additional information.

3.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at June 30, 2010, total provincial borrowings and guarantees were payable 91% in Canadian dollars and 9% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 73% in Canadian dollars (72% at March 31, 2010) and 27% in U.S. dollars (28% at March 31, 2010).

*	The Per Capita data is based upon population figures as reported in the 2010 Budget.

PROVINCE OF MANITOBA	APRIL TO JUNE 2010
ECONOMIC PERFORMANCE AND OUTLOOK
(Manitoba Economic Highlights — as of September 17, 2010)
Manitoba’s economy contracted by 0.2% in 2009 according to Statistics Canada, better than Canada’s decline of 2.5%. This was the fourth consecutive year in which Manitoba’s economic growth surpassed Canada’s.
In 2009, Manitoba outperformed the national economy in virtually all major economic indicators. As the recovery takes hold in 2010, Manitoba’s economic growth is expected to be lower than the national average.
The Manitoba Finance survey of economic forecasters, conducted September 16, 2010, projects that Manitoba’s real GDP will grow by 2.6% in 2010, below the projected national increase of 3.2%. In 2011, Manitoba’s real GDP is projected to increase 2.8%, slightly ahead of Canada’s projected growth of 2.6%.
Manitoba’s labour market continues to perform favourably in 2010. Through the first eight months of 2010, Manitoba’s employment grew 1.7% compared to the same period in 2009 while Canada’s employment grew 1.4%. Over the past several months, Manitoba’s labour force participation rate has been at record-high levels exceeding 70%, well above the national average. Manitoba’s unemployment rate so far in 2010 is 5.4%, second-lowest among provinces and below the national rate of 8.1%. Manitoba’s youth unemployment rate was 11.3%, also the second lowest in Canada.
Manitobans’ average weekly earnings continue to increase, with 1.6% year-over-year growth through the first six months of 2010. Nationally, average earnings have increased 3.1%. With employment growth and moderate earnings growth, labour income earned in Manitoba advanced 2.7% through the first six months of 2010, below the national increase of 3.3% but up from the 1.9% growth in 2009. Canada’s labour income increased by 0.1% in 2009.
Manitoba’s retail sales rose by 6.2% in the first half of 2010. National retail sales increased 6.1%. The number of new car sales has increased 4.9% through July, below the national increase of 8.6%.
After declining by 24.6% in 2009, Manitoba housing starts increased by 49.4% in the first half of 2010 relative to the same period in the previous year. Housing starts in major urban centres is up 55.9% through the first eight months of 2010, with single family construction up 31.5% while multiple unit construction has doubled.
The strong value of the Canadian dollar and continued weakness in the U.S. market have constrained Manitoba’s manufacturing sales in 2010. Manitoba’s manufacturers’ sales declined 6.7% in the first half of the year after a 10.7% decline in 2009.
The lower value of exports of manufactured goods is a principal factor in the overall year-over-year decline in Manitoba’s merchandise exports this year. Through July, the value of exports has declined 11.1%. Manitoba exports to the U.S. are down 12.4% while non-U.S. exports declined 8.3%. The value of Canada’s exports has increased 10.4% through the same period, rebounding from a 26.5% contraction in 2009. Manitoba’s foreign merchandise exports declined 18.2% in 2009.

PROVINCE OF MANITOBA	APRIL TO JUNE 2010
Manitoba’s farm cash receipts declined 4.4% in the first quarter of 2010 compared to a 12.3% national decline. Manitoba’s receipts from crops fell 6.9% while livestock receipts declined 8.8%. Some of these declines were offset by increased support through insurance and other support programs.
The Consumer Price Index rose 0.8% in Manitoba and 1.6% in Canada so far this year.
On April 1 of this year, Manitoba’s population reached 1,232,654, an annual increase of 16,517 persons. The year-over-year gain in population is Manitoba’s highest in at least 38 years. Population grew 1.4%, from the previous year, ahead of Canada’s increase of 1.2%. Improvements in both interprovincial and international migration significantly contributed to Manitoba’s population growth performance. International migration to Manitoba continued at a relatively strong pace, with the highest level of immigration since at least 1971 (when the current population data series was established). About three-quarters of international immigrants to Manitoba are admitted under the Provincial Nominee Program.
For updates and more details please see the Manitoba Economic Highlights at: http://www.gov.mb.ca/finance/pdf/highlights.pdf

PROVINCE OF MANITOBA	APRIL TO JUNE 2010

2010/11 Core Government Revenue by Source	Appendix I
UNAUDITED

	Year-to-Date to June 30				Full Year
	2010/11			2009/10	2010/11
($000s)	Actual	Estimated	Variance	Actual	Budget

Income taxes
Individual Income Tax	604,389	604,375	14	585,112	2,420,500
Corporation Income Tax	63,810	63,810	—	71,802	246,900

Subtotal: Income Taxes	668,199	668,185	14	656,914	2,667,400

Other Taxes
Corporations Taxes	60,564	52,850	7,714	68,458	196,200
Gasoline Tax	22,676	22,700	(24)	22,161	141,300
Land Transfer Tax	14,500	12,600	1,900	13,261	51,000
Levy for Health and Education	59,191	58,900	291	57,956	377,650
Mining Tax	3,480	2,652	828	—	6,000
Motive Fuel Tax	13,202	12,200	1,002	11,713	88,600
Retail Sales Tax	252,531	264,700	(12,169)	248,899	1,668,600
Tobacco Tax	39,602	37,000	2,602	34,258	225,000
Other Taxes	2,504	2,251	253	2,018	10,948

Subtotal: Other Taxes	468,250	465,853	2,397	458,724	2,765,298

Fees and Other Revenue
Fines and Costs and Other Legal	12,008	12,895	(887)	9,029	50,190
Minerals and Petroleum	8,510	2,455	6,055	4,171	12,261
Automobile and Motor Carrier Licences and Fees	36,039	30,000	6,039	35,925	118,026
Parks: Forestry and Other Conservation	3,819	3,202	617	6,265	30,144
Water Power Rentals	24,120	27,498	(3,378)	27,380	110,000
Service Fees and Other Miscellaneous Charges	24,573	20,239	4,334	19,502	128,509
Revenue Sharing from SOAs	6,358	6,358	—	5,970	25,430

Subtotal: Fees and Other Revenue	115,427	102,647	12,780	108,242	474,560

Federal Transfers
Equalization	456,506	456,506	—	515,849	2,001,500
Canada Health Transfer (CHT)	238,340	238,340	—	225,831	953,358
Canada Social Transfer (CST)	101,174	101,174	—	98,085	404,698
Health Funds	2,540	2,259	281	4,436	9,038
Infrastructure Renewal	—	—	—	—	150,822
Manitoba Floodway Expansion	—	4,000	(4,000)	—	39,869
Shared Cost and Other Transfers	26,254	40,215	(13,961)	31,812	191,610

Subtotal: Federal Transfers	824,814	842,494	(17,680)	876,013	3,750,895

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	15,700	15,700	—	12,100	246,800
Manitoba Lotteries Corporation	76,750	76,750	—	77,900	312,700

Subtotal: Net Income of GBEs	92,450	92,450	—	90,000	559,500

Total Revenue	2,169,140	2,171,629	(2,489)	2,189,893	10,217,653

PROVINCE OF MANITOBA	APRIL TO JUNE 2010

2010/11 Core Government Expenditure by Sector/Department	Appendix II
UNAUDITED

	Year-to-Date to June 30				Full Year
	2010/11			2009/10	2010/11
($000s)	Actual	Estimated	Variance	Actual[1]	Budget[2]

Health and Healthy Living
Health	1,125,409	1,159,441	(34,032)	1,092,221	4,677,818
Healthy Living, Youth and Seniors	16,809	19,476	(2,667)	18,002	76,568

Total Health and Healthy Living	1,142,218	1,178,917	(36,699)	1,110,223	4,754,386

Education
Advanced Education and Literacy	122,191	121,062	1,129	117,577	626,996
Education	531,669	532,650	(981)	509,756	1,506,790

Total Education	653,860	653,712	148	627,333	2,133,786

Family Services and Consumer Affairs	320,144	317,425	2,719	299,534	1,306,561

Community, Economic and Resource Development
Aboriginal and Northern Affairs	8,628	9,697	(1,069)	10,510	37,357
Agriculture, Food and Rural Initiatives	16,105	16,242	(137)	16,644	216,909
Conservation	28,913	31,473	(2,560)	30,554	128,338
Entrepreneurship, Training and Trade	28,684	31,802	(3,118)	24,124	150,493
Housing and Community Development	15,859	16,567	(708)	14,380	72,336
Infrastructure and Transportation	115,607	118,279	(2,672)	114,151	629,506
Innovation, Energy and Mines	18,341	30,252	(11,911)	21,095	73,478
Local Government	27,023	37,672	(10,649)	25,845	256,581
Water Stewardship	7,032	8,217	(1,185)	6,975	34,142

Total Community, Economic and Resource Development	266,192	300,201	(34,009)	264,278	1,599,140

Justice and Other Expenditures
Legislative Assembly	8,817	9,467	(650)	8,530	38,990
Executive Council	828	834	(6)	1,086	3,827
Civil Service Commission	4,412	4,567	(155)	4,872	20,880
Culture, Heritage and Tourism	20,147	21,045	(898)	21,434	63,370
Employee Pensions and Other Costs	(1,033)	(1,090)	57	(1,735)	18,060
Finance	30,698	31,015	(317)	30,737	90,284
Justice	68,530	69,843	(1,313)	66,015	407,052
Labour and Immigration	11,125	10,751	374	9,888	61,083
Sport	2,729	2,715	14	2,669	11,919
Enabling Appropriations	221	1,632	(1,411)	415	14,303
Other Appropriations	5,770	3,619	2,151	5,010	30,151

Total Justice and Other Expenditures	152,244	154,398	(2,154)	148,921	759,919

Less: Year-End Lapse	—	—	—	—	(65,000)
Debt Servicing Costs	38,550	35,431	3,119	34,719	265,785

Total Expenditure	2,573,208	2,640,084	(66,876)	2,485,008	10,754,577

1.	For comparative purposes the 2009/10 Actual has been re-stated to reflect the November 2009 reorganization.

2.	Budget figures are adjusted to include Enabling Appropriations

PROVINCE OF MANITOBA	APRIL TO JUNE 2010

2010/11 Core Government Capital Investment	Appendix III
UNAUDITED

	Year-to-Date to June 30				Full Year
	2010/11			2009/10	2010/11
($000s)	Actual	Estimated	Variance	Actual	Budget

General Assets
Government Services Capital Projects	21,762	26,687	(4,925)	6,198	160,482
Transportation Equipment and Aircraft	6,545	8,112	(1,567)	1,928	58,814
Information Technology Projects	1,361	4,783	(3,422)	860	23,181
Other Equipment and Buildings	116	327	(211)	—	6,722

	29,784	39,909	(10,125)	8,986	249,199

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	58,223	42,100	16,123	33,430	367,075
Manitoba Floodway Expansion	15,000	21,000	(6,000)	5,000	153,565
Water Control Infrastructure	251	750	(499)	759	10,600
Parks, Cottage and Camping Projects	724	770	(46)	668	16,757

	74,198	64,620	9,578	39,857	547,997

Total Capital Investment	103,982	104,529	(547)	48,843	797,196